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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                            (Amendment No.              )*

                             SPARTA PHARMACEUTICALS, INC.
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                                   (Name of Issuer)


                       COMMON STOCK, $.001 PAR VALUE PER SHARE
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                            (Title of Class of Securities)


                                       846638104
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                                    (CUSIP Number)


                      Norman J. Gantz, Neal, Gerber & Eisenberg
                  Two North LaSalle Street, Chicago, Illinois 60602
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   November 26, 1997
                      ------------------------------------------
                            (Date of Event which Requires
                              Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP NO. 846638104               13D                         Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lou Weisbach
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) / /
                                                                       (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

       PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)
                                                                           /  /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                      7    SOLE VOTING POWER
NUMBER
                                1,005,000
OF SHARES             ---------------------------------------------------------

BENEFICIALLY          8    SHARED VOTING POWER

OWNED BY                        0
                      ---------------------------------------------------------
EACH
                      9    SOLE DISPOSITIVE POWER
REPORTING
                                1,005,000
PERSON                ---------------------------------------------------------

WITH                  10   SHARED DISPOSITIVE POWER
                                0
                      ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,005,000
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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
    Instructions)

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
         7.2%
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14  TYPE OF REPORTING PERSON (See Instructions)
         IN
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CUSIP NO. 846638104                  SCHEDULE 13D                   PAGE 3 OF 5
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Sparta
         Pharmaceuticals, Inc., a Delaware corporation, which has its principal executive offices at 111 Rock Road, Horsham, Pennsylvania 19044.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Name:     Lou Weisbach (the "Reporting Person")

         (b)  Address:  5980 West Touhy Avenue
                        Niles, Illinois  60714

         (c)  Present   The Reporting Person is the
              Position: Chairman of the Board, President
                        and Chief Executive Officer of HA-LO
                        Industries, Inc., 5980 West Touhy Avenue,
                        Niles, Illinois 60714, an Illinois corporation engaged in the marketing and distribution of advertising specialty products.

         (d)  Criminal
              Convictions:   None.

         (e)  Judgments Against:  None.

         (i)  Citizenship:   United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person used personal funds to acquire the 1,005,000 shares of Common Stock beneficially owned by him as of December 16, 1997.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The shares of Common Stock owned by the Reporting Person were acquired for investment. The Reporting Person continuously reviews his investment portfolio, and depending on market conditions, the business and prospects of the Issuer and other relevant factors, he may (i) continue to hold the shares of Common Stock which he beneficially owns, (ii) purchase additional shares of Common Stock on such terms and at such times as he considers desirable or (iii) dispose of all or a portion of such shares of Common Stock.

         The Reporting Person currently has no plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.


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CUSIP NO. 846638104                  SCHEDULE 13D                   PAGE 4 OF 5
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) There are currently 14,001,396 outstanding shares of Common Stock, $.001 par value per share, based on the Company's most recent 10Q filing. As of December 16, 1997, the Reporting Person beneficially owned 1,005,000 shares of Common Stock or, to the best of his knowledge, approximately 7.2% of the issued and outstanding shares of Common Stock.

         (b) The Reporting Person has the sole power to vote and the sole power to dispose of all 1,005,000 shares of Common Stock beneficially owned by him.

         (c)  Please refer to Page 4-1 for a response to this item.

         (d)  None.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


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CUSIP NO. 846638104                 SCHEDULE 13D                 PAGE 4-1 OF 5
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For the period of time 60 days prior to the reporting event through the date hereof, the Reporting Person has effected the following open market purchases of shares of Common Stock through his brokers:

  DATE OF          TYPE OF          AMOUNT OF             PRICE
TRANSACTION      TRANSACTION        SECURITIES           PER SHARE
-----------      -----------        ----------           ---------

10/07/97           Purchase            10,000              0.69
10/20/97           Purchase             2,500              0.81
10/31/97           Purchase            20,000              0.65
11/04/97           Purchase             5,000              0.63
11/05/97           Purchase            10,000              0.63
11/14/97           Purchase             2,000              0.53
11/14/97           Purchase             2,500              0.59
11/14/97           Purchase             3,000              0.56
11/14/97           Purchase             7,000              0.59
11/14/97           Purchase            10,000              0.56
11/17/97           Purchase             5,000              0.53
11/17/97           Purchase             5,000              0.56
11/17/97           Purchase             5,000              0.53
11/17/97           Purchase             5,000              0.56
11/17/97           Purchase            20,000              0.56
11/19/97           Purchase             7,500              0.56
11/20/97           Purchase             2,500              0.56
11/25/97           Purchase            75,000              0.40
11/26/97           Purchase            17,800              0.44
11/26/97           Purchase            29,000              0.47
11/26/97           Purchase            66,700              0.41
11/28/97           Purchase            10,000              0.50
11/28/97           Purchase            10,000              0.50
11/28/97           Purchase             5,000              0.47
11/28/97           Purchase            10,000              0.47
11/28/97           Purchase            10,000              0.47
12/01/97           Purchase            25,000              0.50
12/01/97           Purchase             5,000              0.53
12/01/97           Purchase             5,000              0.53
12/02/97           Purchase            10,000              0.53
12/04/97           Purchase            50,000              0.41
12/04/97           Purchase            16,000              0.41
12/08/97           Purchase            50,000              0.47
12/09/97           Purchase             6,000              0.35
12/10/97           Purchase            10,000              0.34
12/11/97           Purchase            10,000              0.34
12/11/97           Purchase             5,000              0.38
12/11/97           Purchase            10,000              0.38
12/11/97           Purchase             5,000              0.38
12/11/97           Purchase            10,000              0.38
12/12/97           Purchase             5,000              0.38


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CUSIP NO. 846638104                  SCHEDULE 13D                   PAGE 5 OF 5
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                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 16, 1997


                                                /s/ Lou Weisbach
                                                -----------------------------
                                                Lou Weisbach